UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11‑K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

5959 Las Colinas Boulevard

Irving, Texas 75039-2298

EXXONMOBIL SAVINGS PLAN

TABLE OF CONTENTS

Page

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-9

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End Of Year)	10-11

Report of Independent Registered Public Accounting Firm	12

Signature	13

Exhibit Index	14

EXXONMOBIL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(millions of dollars)

	December 31,
	2016	2015
Assets

Investments, at fair value (Note 5):

Exxon Mobil Corporation common stock	11,670	10,721

Other investments	9,603	8,841

Other investments on loan	47	-

Total investments	21,320	19,562

Receivables:

Notes receivable from participants	192	200

Accrued interest	1	-

Other receivables	6	1

Total receivables	199	201

Total assets	21,519	19,763

Liabilities

Payables and accrued liabilities	45	45

Payable for cash collateral on securities on loan	48	-

Total liabilities	93	45

Net assets available for benefits	21,426	19,718

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016
(millions of dollars)

Contributions:

Employer	287
Participant	466
Transfers-in at fair value	62

Total contributions	815

Investment income:

Interest	40
Dividends	396
Net appreciation in fair value of investments	2,348

Net investment income	2,784

Interest income on notes receivable from participants	7

Benefit payments	(1,898)

Net increase	1,708

Net assets available for benefits:

Beginning of year	19,718

End of year	21,426

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or the “Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Benefit Plans Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA"), a "defined contribution plan" described in Section 3(34) of ERISA, and a non-leveraged Employee Stock Ownership Plan. The notes to the financial statements give a general description of the Plan. Participants should refer to the Plan Document for a more complete discussion of the Plan's provisions.

Contributions

The Plan permits participant contributions that range from 6 percent to 20 percent of each participant’s eligible pay. The Company matches only the minimum 6 percent contribution in an amount equal to 7 percent of a participant’s eligible pay.

Employees who are at least age 50 during the plan year and who maximize the combination of their regular pretax and Roth contributions may elect to make additional contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100 percent upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or death while an employee.

Forfeitures

During 2016, employer contributions totaling $1 million were forfeited by terminating employees and used to offset employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.  Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value as described in Note 5.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities during the years ended December 31, 2016 and 2015.  In accordance with the Savings Plan Securities Lending Agreement with The Northern Trust Company, the market value of the collateral held at the time of trade execution is required to be at least 102 percent of the market value of securities on loan or at least 105 percent if the collateral held and securities on loan are denominated in different currencies.  The fair value of U.S. Government securities on loan was $47 million and $0 million, at December 31, 2016 and 2015, respectively.  The securities on loan are reflected in the Statements of Net Assets Available for Benefits at December 31, 2016 and 2015 and the Schedule of Assets (Held At End Of Year). The value of cash collateral obtained and reinvested in short term investments is reflected as a liability on the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Net appreciation / depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Transfers-in at fair value include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan participants invest in various investment options offered by the Plan.  Investments in these Plan-offered options are subject to various risks, such as interest rate, market value, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies (continued)

Expenses

Investment income from all sources is stated net of brokerage fees on purchases and sales of ExxonMobil common stock, administrative expenses and investment management fees.  Fees for delivery of checks that are expedited upon request by participants are charged to the participant’s account.  All other administrative fees are paid by the Company.  Administrative expenses are recorded when incurred.

Note 3:  Related Party and Party in Interest Transactions

During 2016, certain Plan investments were units of various funds managed by The Northern Trust Company.  The Northern Trust Company also provided custodial services to the Plan and acted as securities lending agent during the plan year and, therefore, purchases and sales of these investments qualified as party in interest transactions.  The Plan holds Exxon Mobil Corporation common stock.  Exxon Mobil Corporation is the employer of Plan participants and is the plan sponsor, and any transactions in Exxon Mobil Corporation common stock qualify as party in interest transactions.  Notes receivable from participants (participant loans) also qualify as party in interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated May 19, 2011, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  The Plan administrators and legal counsel believe the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.  The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5:  Fair Value Measurements

The authoritative guidance for fair value measurements provides a framework for measuring fair value. The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  The terms “Level 1” and “Level 2” are accounting terms that refer to different methods of valuing assets.  The terms do not represent the relative risk or credit quality of an investment.  The fair value hierarchies for the Plan assets are not a measure of the ability of the Plan to meet Plan benefit obligations.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5:  Fair Value Measurements (continued)

			Fair Value Measurements at
			December 31, 2016 Using

(millions of dollars)			Quoted Prices In
			Active Markets for		Significant Other
			Identical Assets		Observable Inputs
Description of investments	Value		(Level 1)		(Level 2)

ExxonMobil common stock	11,670		11,670	(1)
U.S. Government Securities	2,319				2,319	(2)
Corporate Debt Securities	103				103	(2)

Total	14,092		11,670		2,422

Common collective trusts (at net asset value)*:
S&P 500 Fund	3,239	(3)
Small & Mid Cap Fund	2,038	(3)
World Ex-US Equity Fund	1,060	(3)
Aggregate Bond Fund	781	(4)
Short term investments	110	(5)

Total	21,320

(1)    For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

(2)    For U.S. government securities and corporate debt securities, fair value is based on observable inputs of comparable market transactions.

(3)    Investments in common and preferred stocks held in the form of units in common collective trusts are redeemable daily at the unit value, including the measurement date. The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange.

(4)    Investments in debt securities and fixed income assets held in the form of units in common collective trusts are redeemable daily at the unit value, including the measurement date.

(5)    Short term investments held in the form of units in common collective trusts are redeemable daily at the unit value, including the measurement date.

* Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5:  Fair Value Measurements (continued)

			Fair Value Measurements at
			December 31, 2015 Using

(millions of dollars)			Quoted Prices In
			Active Markets for		Significant Other
			Identical Assets		Observable Inputs
Description of investments	Value		(Level 1)		(Level 2)

ExxonMobil common stock	10,721		10,721	(1)
Fixed income (U.S. Govt. Securities)	2,273				2,273	(2)

Total	12,994		10,721		2,273

Common collective trusts (at net asset value)*:
S&P 500 Fund	2,981	(3)
Small & Mid Cap Fund	1,803	(3)
World Ex-US Equity Fund	1,018	(3)
Aggregate Bond Fund	706	(4)
Short term investments	60	(5)

Total	19,562

(1)    For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.

(2)    For fixed income assets, fair value is based on observable inputs of comparable market transactions.

(3)    Investments in common and preferred stocks held in the form of units in common collective trusts are redeemable daily at the unit value, including the measurement date. The fair value of the underlying securities owned by the common collective trusts is based on observable quoted prices on an active exchange.

(4)    Investments in debt securities and fixed income assets held in the form of units in common collective trusts are redeemable daily at the unit value, including the measurement date.

(5)    Short term investments held in the form of units in common collective trusts are redeemable daily at the unit value, including the measurement date.

* Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets.

					SCHEDULE H

EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
*					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)

	U.S. GOVERNMENT SECURITIES

	FHLMC	1.125%	04/15/19	25,000		24,899
	FNMA NT	1.000%	08/28/19	10,000		9,889
	FNMA NT	1.000%	02/26/19	40,000		39,751
	U.S SAVINGS BOND SERIES EE	3.000%	03/01/38	113,434		113,434
	U.S SAVINGS BOND SERIES I	0.160%	01/01/42	194,166		194,166
	U.S SAVINGS BOND SERIES I	2.760%	05/01/41	202,089		202,089
	U.S SAVINGS BOND SERIES I	1.360%	02/01/38	230,924		230,924
	U.S SAVINGS BOND SERIES I	0.860%	02/01/39	207,074		207,074
	U.S SAVINGS BOND SERIES I	2.860%	05/01/44	180,824		180,824
	U.S SAVINGS BOND SERIES I	0.160%	01/01/43	185,556		185,556
	U.S SAVINGS BOND SERIES I	0.460%	01/01/40	195,598		195,598
	U.S SAVINGS BOND SERIES I	3.160%	10/01/31	330,408		330,408
	U.S SAVINGS BOND SERIES I	2.160%	10/01/32	143,723		143,723
	U.S SAVINGS BOND SERIES I	1.760%	01/01/33	260,885		260,885

	TOTAL U.S. GOVERNMENT SECURITIES					2,319,220

	CORPORATE DEBT SECURITIES

	BERKSHIRE HATHAWAY	5.400%	05/15/18	2,125		2,236
	BERKSHIRE HATHAWAY	1.700%	03/15/19	5,000		4,996
	BK NOVA SCOTIA B C	1.300%	07/21/17	5,000		5,001
	BNP PARIBAS / BNP US	2.375%	09/14/17	5,000		5,033
	BNP PARIBAS / BNP	1.375%	03/17/17	5,000		5,001
	CISCO SYS INC	2.125%	03/01/19	10,000		10,132
	INT BUSINESS MACHS CORP	1.125%	02/06/18	5,000		4,989
	NORSK HYDRO A S	6.700%	01/15/18	5,525		5,818
	ORACLE CORP	2.375%	01/15/19	5,000		5,067
	ORACLE CORP	5.750%	04/15/18	5,000		5,282
	PEPSICO INC	1.125%	07/17/17	5,000		4,999
	ROYAL BK	1.500%	01/16/18	10,000		9,986
	TOYOTA MTR CR CORP	1.400%	05/20/19	5,000		4,943
	TOYOTA MTR CR CORP	1.700%	02/19/19	5,000		4,984
	U S BK NATL ASSN CINCINNATI	1.350%	01/26/18	10,000		9,983
	WAL-MART STORES INC	1.125%	04/11/18	5,000		4,988
	WELLS FARGO BK	1.750%	05/24/19	10,000		9,952
	TOTAL CORPORATE DEBT SECURITIES					103,390

*	PARTICIPANT LOANS	3.75% to 10.5%	Maturity from 1 to 111 months			192,338

*	Party in interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included.

				SCHEDULE H

EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b)	(c)		(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT		COST	CURRENT
*				**	VALUE
	coupon	maturity	par/units
			(000's)		($000's)

	COMMON COLLECTIVE TRUSTS

*	NT S&P 500 INDEX FUND		431		3,238,802

*	NT EXTENDED EQUITY MARKET INDEX FUND		3,451		2,037,502

*	NT WORLD EX-US INVESTABLE MARKET INDEX FUND		7,792		1,060,124

*	NT AGGREGATE BOND INDEX FUND		1,506		780,776

*	NT GOVERNMENT STIF FUND				62,443

*	NT CORE SL STIF FUND				48,082

	TOTAL COMMON COLLECTIVE TRUSTS				7,227,729

	COMMON STOCK

*	EXXON MOBIL CORPORATION		129,289		11,669,703

	TOTAL ASSETS HELD				21,512,380

*	Party in interest as defined by ERISA
**	Cost information is not required for participant-directed investments and, therefore, is not included

Report of Independent Registered Public Accounting Firm

To  the Administrator of the ExxonMobil Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held At End Of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the Schedule of Assets (Held At End Of Year) as of December 31, 2016 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

June 15, 2017

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Savings Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ Stephen J. Kestle
Stephen J. Kestle
Administrator-Accounting

Dated: June 15, 2017

EXHIBIT INDEX

EXHIBIT

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm Dated June 15, 2017